Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(U.S. dollars in millions)

	Three months ended		Nine months ended
	December 31,		December 31,
	2015	2014	2015	2014
Earnings
Consolidated income before provision for income taxes	$364	$380	$1,075	$1,240
Fixed Charges	149	143	434	441
Earnings	$513	$523	$1,509	$1,681
Fixed Charges
Interest expense	$148	$142	$431	$438
Interest portion of rental expense (1)	1	1	3	3
Total fixed charges	$149	$143	$434	$441
Ratio of earnings to fixed charges	3.44x	3.66x	3.48x	3.81x

(1)	One-third of all rental expense is deemed to be interest.